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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                                    SEC File Number  333-53737
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                                                    CUSIP Number    58117F 10 4
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(Check One):
[ ] Form 10-K and Form 10-KSB         [ ] Form 20-F          [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB         [ ] Form N-SAR

    For Period Ended:                  June 30, 1999
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[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

    For the Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                           MCHENRY METALS GOLF CORP.
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Full Name of Registrant


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Former Name if Applicable

                        1945 Camino Vida Roble, Suite J
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Address of Principal Executive Office (Street and Number)

                           Carlsbad, California 92008
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]        (a)     The reasons described in reasonable detail in Part
                            III of this form could not be eliminated without unreasonable effort or expense;

         [X]        (b)     The subject annual report, semi-annual report,
                            transition report on Form 10-K, Form 20-F, Form
                            11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]        (c)     The accountant's statement or other exhibit required
                            by Rule 12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

There are several uncertainties which currently exist that preclude the Company from filing its Quarterly Report on Form 10-QSB in a timely manner without unreasonable time or expense. Several of these uncertainties are expected to be resolved shortly. The Company has, however, used its best efforts to file the Quarterly Report on Form 10-QSB in a timely manner. The Company believes that it will be able to file this Quarterly Report within the five day extension period permitted by Rule 12b-25.

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PART IV -- OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

                 DOUGLAS A. WILLFORD              (760)           929-0015
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                       (Name)                   (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                     [X] Yes      [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                                                            [X] Yes      [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During 1998, the Company began sales of its products to customers, generating net revenues of $1.3 million and a net loss of $4.2 million for the six months ended June 30, 1998. For the six months ended June 30, 1999, net sales were approximately $2.3 million and the net loss to be reported will be approximately $3.3 million. The decrease in the loss is generally due to an increase in revenues from product sales and by the Company decreasing selling expenses.

                           MCHENRY METALS GOLF CORP.
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                (name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   8/16/99                                   By  /s/ DOUGLAS WILLFORD, CFO
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                                                          Douglas Willford, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filled with the form.

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                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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